UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: May 6, 2005

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X September, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7) :

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l. (Registrant)

Date: May 6, 2005	By:	/s/ Graham David McGregor-Smith
	Name:	Graham David McGregor-Smith
	Title:	Manager

EXHIBITS

Exhibit 99.1

Press Release of Stratus Technologies International, S.à r.l. Announcing Financial Results for the Fourth Quarter Fiscal Year 2005.

Stratus Technologies, Inc. 111 Powdermill Road Maynard, MA 01754-3409 U. S. A.

N E W S • N E W S • N E W S • N E W S • N E W S

Stratus Technologies International, S.à r.l. Announces Financial

Results for Fourth Quarter and Fiscal 2005

Luxembourg, May 5, 2005 -Stratus Technologies International, S.à r.l., a global provider of fault-tolerant computer servers, technologies and services, today reported its financial results for the fourth quarter and fiscal year ended February 27, 2005.

For the fourth quarter ended February 27, 2005, total revenue was $66.3 million, a decrease of $2.0 million or 3% compared to the $68.3 million attained in the same period last year. Loss from operations was $6.7 million compared to a profit of $1.6 million for the same period last year. The fourth quarter’s loss from operations includes restructuring charges of $11.7 million related to the previously announced workforce reduction in January 2005. For the fourth quarter, the net loss was $7.6 million compared to a net loss of $4.9 million for the same period last year. The Company reported EBITDA, a non-GAAP financial measure, of a negative $0.9 million compared to a positive $8.2 million for the same period last year. Please refer to the reconciliation of EBITDA to GAAP financial measures in the attached “Consolidated Condensed Statement of Earnings.”

For the year ended February 27, 2005, total revenue was $271.5 million, an increase of $14.6 million or 6% compared to $256.9 million for the prior fiscal year. Annual profit from operations declined to $6.3 million compared to $9.6 million for the same period last year. Fiscal 2005 results include restructuring charges of $11.7 million. Net loss for the year was $12.2 million compared to a loss of $7.0 million for the same period last year. EBITDA for the year was $30.6 million compared to $37.9 million for the same period last year.

Fourth Quarter Results Conference Call

A conference call to review fourth quarter financial results will be held today at 1:30 p.m. Eastern Time and may be accessed by calling 888-889-5602 (U.S. only) or 973-339-3086. Live listen-only access to the conference call will be available from the Stratus website at www.stratus.com.

About Stratus Technologies

Stratus Technologies is a global provider of fault-tolerant computer servers, technologies and services, with more than 20 years of experience focused in the fault-tolerant server market. Stratus® servers provide high levels of reliability relative to the server industry, delivering 99.999% uptime or better. Stratus servers and support services are used by customers for their critical computer-based operations that are required to be continuously available for the proper functioning of their businesses.

Forward-Looking Statements: This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the continued acceptance of our products by the market; our ability to enter into new service agreements and to retain customers under existing service contracts; our ability to source quality components and key technologies without interruption and at acceptable prices; our reliance on sole-source manufacturers and suppliers; the presence of existing competitors and the emergence of new competitors; our financial condition and liquidity and our leverage and debt service obligations; economic conditions globally and in our most important markets; developments in the fault-tolerant and high-availability server markets; claims by third parties that we infringe upon their intellectual property rights; our success in adequately protecting our intellectual property rights; our success in maintaining efficient manufacturing and logistics operations; our ability to recruit, retain and develop appropriately skilled employees; exposure for systems and service failures; fluctuations in exchange rates; current risks of terrorist activity and acts of war; and the impact of changes in policies, laws, regulations or practices of foreign governments on our international operations. Any forward-looking statements in this press release are made as of the date hereof, and Stratus undertakes no duty to further update such forward-looking statements.

# # #

Stratus, Continuum, and ftServer are registered trademarks of Stratus Technologies Bermuda Ltd. The Stratus Technologies logo is a trademark of Stratus Technologies Bermuda Ltd. All other marks are the property of their respective owners.

Investor Relations Contact

Robert C. Laufer

Senior Vice President, CFO

Stratus Technologies

978-461-7343

bob.laufer@stratus.com

Stratus Technologies International, S.à r.l.

Consolidated Condensed Statement of Earnings

(Unaudited)

(In thousands)

	Three months ended		Year ended
	February 27, 2005	February 29, 2004	February 27, 2005	February 29, 2004
Revenue
Product	$24,634	$28,650	$110,287	$101,397
Service	41,682	39,660	161,248	155,519

Total revenue	66,316	68,310	271,535	256,916
Cost of revenue
Product	13,862	16,667	62,818	59,696
Service	18,240	18,493	71,608	67,750
Amortization of intangibles	502	501	2,008	2,007

Total cost of revenue	32,604	35,661	136,434	129,453

Gross profit	33,712	32,649	135,101	127,463

Operating expenses
Research and development	11,794	13,775	48,671	49,048
Sales, marketing, general and administrative	15,762	16,011	63,831	60,872
Amortization of intangibles	1,150	1,150	4,600	4,699
Restructuring charges	11,699	(79)	11,689	623
Management fees	—	188	—	2,611

Total operating expenses	40,405	31,045	128,791	117,853

Profit (loss) from operations	(6,693)	1,604	6,310	9,610

Interest expense, net	(816)	(5,454)	(17,680)	(16,167)
Other income (expense), net	(396)	351	(208)	3,146

Loss before taxes	(7,905)	(3,499)	(11,578)	(3,411)

Tax provision	(347)	1,414	620	3,620

Net loss	$(7,558)	$(4,913)	$(12,198)	$(7,031)

Earnings per share	$(3.15)	$(2.05)	(5.08)	(2.93)

Weighted-average shares used to compute net earnings per share	2,401	2,401	2,401	2,401

EBITDA TABLE
Net loss	$(7,558)	$(4,913)	$(12,198)	$(7,031)
Add
Interest expense, net	816	5,454	17,680	16,167
Provision for income taxes	(347)	1,414	620	3,620
Depreciation and amortization	6,200	6,240	24,530	25,153

EBITDA (A)	$(889)	$8,195	$30,632	$37,909

(A)	EBITDA is a non-GAAP financial measure, which represents net income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

We also use EBITDA for the following purposes: Our credit agreement and our indenture use EBITDA (with additional adjustments) to measure our compliance with covenants such as interest coverage and debt incurrence. EBITDA is also used by us and others in our industry to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP.

Some of these limitations are:

EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations.

Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure. Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

EBITDA is a measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

Stratus Technologies International, S.à r.l.

Consolidated Condensed Balance Sheet

(unaudited)

(In thousands)

	February 27, 2005	February 29, 2004
ASSETS

Current assets
Cash and cash equivalents	$34,751	$23,098
Accounts receivable, net	60,577	62,963
Inventory	32,512	35,620
Prepaid expenses and other current assets	7,222	6,459

Total current assets	135,062	128,140
Property, plant & equipment, net	35,250	42,150
Other assets	41,850	46,251

Total assets	$212,162	$216,541

LIABILITIES & STOCKHOLDER’S EQUITY (DEFICIT)

Current liabilities
Current term debt	$10,943	$1,913
Accounts payable	16,518	22,435
Accrued expenses	40,298	30,782
Income taxes payable	6,822	6,932
Deferred revenue	49,741	43,005

Total current liabilities	124,322	105,067

Long-term liabilities
Long-term debt	163,292	180,885
Other liabilities	6,872	1,498

Total stockholder’s equity (deficit):	(82,324)	(70,909)

Total liabilities and stockholder’s equity:	$212,162	$216,541